

April 17, 2024

Anthony Ang
Director
K Wave Media Ltd.
PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: K Wave Media Ltd.**
> **Registration Statement on Form F-4**
> **Filed March 26, 2024**
> **File No. 333-278221**

Dear Anthony Ang:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4 filed March 26, 2024

Letter to the Stockholders of Global Star Acquisition Inc., page i

1.   We note your response to prior comment 1. Revise to additionally provide the percentage ownership interest of PubCo that will held by each of Global Star's public shareholders, the Sponsor and Initial Stockholders, and K Enter's current shareholders under a minimum and maximum redemption scenario assuming the exercise and conversion of all securities that are potential sources of dilution. In this regard, your quantified amounts do not appear to take into consideration the potential sources of dilution specified in the table at page 12.

Questions and Answers About the Business Combination and the Special Meeting
Q: Will Global Star or K Enter be raising any financing..., page 6

2.   We note your response to prior comment 4 and reissue in part. Specifically address in this question and answer the three installments of cash payments that will be due to the current owner of Play Company following the closing of the business combination and explain

how PubCo and K Enter expect to make such payments if a PIPE financing is not secured and significant redemptions by Global Star shareholders occur. If your disclosure that "PubCo will fund its working capital from cash flow from operation" is intended to indicate that PubCo's cash flow from operations is expected to be sufficient to cover such payments, state as much. Further, address in this question and answer how the lack of a PIPE financing would impact the plans for K Enter discussed elsewhere in the registration statement.

3. Confirm whether the "private capital raise" of K Enter discussed on page 194 is separate from the $50 million PIPE addressed in this question and answer. If it represents a separate source of potential financing, add discussion of it here and confirm whether it could represent an additional source of dilution.

<u>Will I experience dilution as a result of the Business Combination?, page 10</u>

4. Refer to your response to prior comment 7. You say "Shareholders' Equity (Deficit) per Share" presented on (now) page 277 is calculated as shareholders' equity/number of shares outstanding. This typically is how "book value per share" is calculated. Accordingly, it appears this calculation should be described as such. You further state "Per Share Pro Forma Book Value of Shares outstanding at Closing" presented on page 11 (and page 12) is calculated as pro forma equity value of shares outstanding at closing/pro forma total shareholders' equity. Please show us and disclose in detail how this measure is computed for each amount presented. Also, disclose what this measure represents and how it is useful to investors. Additionally, since this measure is not computed as and its description is confusingly similar to "book value per share," change the description to express what the measure represents.

<u>Q: Is there a deadline for the Business Combination to occur? What happens..., page 14</u>

5. We note that in response to prior comment 8 you have reverted to indicating that the Sponsor has funded the monthly extension payments into the Trust Account "in exchange for a non-interest-bearing, unsecured promissory note payable upon consummation of a business combination." Revise your disclosure here and elsewhere as appropriate to provide additional details about such promissory note(s), including its amount, maturity date, and whether it is convertible. If it is convertible into shares of PubCo stock, include it as another source of dilution in your presentation of ownership of PubCo following the business combination. Additionally, please address the promissory note(s) where you discuss conflicts of interest of Global Star's directors and officers and their investments that may expire worthless if a business combination is not consummated.

Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination
K Enter Holdings Inc., page 18

6.   On pages 18 and 32 you disclose PubCo's expected revenues and profits will be decreased and the value of its securities will be negatively affected following the Business Combination if K Enter does not acquire controlling interests in any of the Six Korean Entities. Since it is disclosed elsewhere the Business Combination cannot occur without K Enter acquiring controlling interests in both of Play Company Co., Ltd. and Solaire Partners LLC (two of the Six Korean Entities), it appears PubCo only would be negatively affected if acquisition of controlling interests in any of the remaining Six Korean Entities does not occur. Please clarify here and elsewhere as appropriate.

Post-Business Combination Structure and Impact on the Public Float, page 19

7.   Since the acquisition of Solaire Partner LLC is a condition to the Business Combination and is to follow the acquisition of Play Company Co., Ltd. by K Enter, it appears useful to show a chart for the Solaire acquisition after the chart of K Enter's acquisition of Play Company. In doing so, please clarify the expected order of the acquisition of Solaire by the combined K Enter/Play Company entity relative to the acquisition of the remaining Six Korean Entities. That is, clarify if it is expected that the combined K Enter/Play Company entity will acquire Solaire before any of the remaining Six Korean Entities or after the combined entity acquires one or more of the remaining Six Korean Entities.

8.   We note your response to prior comment 10 and reissue in part. Identify in the charts the holders of minority interests in each of the Six Korean Entities. Additionally, demonstrate when the two steps shown on page 20 (i.e., K Enter's acquisition of 100% equity interest in Play Company and acquisition of equity interests in the five remaining Six Korean Entities) will happen in relation to the special meeting of Global Star's stockholders. If there is uncertainty or ambiguity regarding this point, explain it to investors.

Anticipated Accounting Treatment, page 26

9.   If the reference here and pages 104 and 112 to "re-domestication" merger is intended to represent the same as the "Reincorporation Merger," please change the reference for consistency.

Interests of Certain Persons in the Business Combination, page 27

10.   We note your response to prior comment 17 and reissue in part. Provide the percentage of outstanding K Enter shares held by Ted Kim and any other affiliates of the Sponsor, and make conforming revisions where this conflicts of interest disclosure appears elsewhere. In this regard, you have revised to add disclosure of the number of Global Star shares held by the Sponsor and Global Star's officers and directors.

Risk Factors, page 32

11.   We note your response to prior comment 42 but are unable to locate where you have addressed the portion of the comment requesting risk factor disclosure and reissue. Add risk factor disclosure addressing the mandatory redemption features of the PubCo warrants and explaining any material risks to public warrant holders. Clearly explain the steps, if any, PubCo will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for mandatory redemption.

12.   Throughout this section you continue to present certain risks as those of New K Enter and your disclosure implies that New K Enter is currently in existence and operational. As examples only, you include statements stating that a "substantial portion of New K Enter's revenue comes from the distribution of music and digital content," and that "New K Enter's growth may depend, in part, on the success of its current and future strategic relationships." Please revise to remove the implication that New K Enter has an operational history and instead reference the particular entity(ies) whose business currently faces these risks or clarify that these are future risks to New K Enter.

Risk Factors Relating to K Enter's Business and New K Enter's Business, page 32

13.   We note multiple risk factors discussing the importance of the Six Korean Entities' intellectual property, and that such intellectual property is "critical to New K Enter's success." Please revise to specify the particular intellectual property that is material to the success of New K Enter, including the current entity(ies) which hold the intellectual property and the significance of the intellectual property. Please also disclose in the section titled K Wave's Business the extent to which the company is dependent on such intellectual property, as well as any related material information such as patent expiration dates or terms of license agreements.

We currently face concentration risk..., page 40

14.   You disclose that if the agreement with HYBE is not renewed, you run the risk that revenue from HYBE "will decline." This suggests that you may continue generating revenue from HYBE even if the agreement is not renewed. Please clarify why you will continue generating revenue from HYBE, or revise to state that you will not generate revenue from HYBE if the agreement is not renewed. Please also indicate the projected impact to Play's financial results if the HYBE agreement is not renewed, and indicate the significance of the new agreement with SM Entertainment Co., Ltd. so that shareholders can assess the potential impact of this agreement going forward.

Global Star's directors and officers may have certain conflicts in determining..., page 67

15.   Please revise to quantify the aggregate dollar amount of each officers' and directors' investments in the common stock of K Enter so that investors understand the significance of what is at risk if the business combination does not close.

<u>The Business Combination may be a taxable event for U.S. Holders..., page 80</u>

16.   We note your response to prior comment 23 and reissue in part. Revise this risk factor to reflect that Nelson Mullins is providing a firm opinion with respect to tax consequences for U.S holders of Global Star securities. This risk factor reflects that the Reincorporation Merger "should qualify as a 'reorganization'," whereas the tax opinion beginning on page 90 indicates that it "will" qualify as a reorganization.

<u>Proposal No. 2 - The Acquisition Merger Proposal</u>
<u>Conditions to Closing, page 101</u>

17.   Revise to specify the precise conditions to closing. We note that the current disclosure states only the the parties must comply with all of their obligations under the Merger Agreement in all material respects.

<u>Background of the Business Combination, page 105</u>

18.   We note the additional information provided in this section in response to prior comments 25 and 26. Please further elaborate on the following:
- why Global Star continued to negotiate with Target B up until the execution of the merger agreement between Global Star and K Enter, despite mutual acceptance of the term sheet in April 2023;
- negotiation of the share purchase agreements with the Seven Korean Entities, including negotiation of consideration to be paid to the entities' shareholders, particularly the reasoning behind the additional payments and earn-out amounts owed to the owner of Play Company following the closing of the business combination;
- why and when the $50 million PIPE financing became Global Star's primary responsibility, rather than K Enter's as contemplated by the April 2023 term sheet;
- why the share purchase agreements with the Seven Korean Entities were amended in September 2023 to change the purchase price from Global Star shares to K Enter shares, change the date of closing from the date shareholders approve the merger agreement to January 5, 2024 or another date as designated by K Enter, and eliminate approval of the merger agreement as conditions to closing;
- the decision to terminate the share purchase agreement with First Virtual and negotiation of the option retained by shareholders of First Virtual to force K Enter to purchase a controlling interest in First Virtual under certain circumstances; and
- Global Star's decision to obtain an updated fairness opinion from EverEdge in March 2024, including whether and when updated financial projections eliminating First Virtual were provided.

19.   Please revise to ensure accuracy in the use of "Six Korean Entities" versus "Seven Korean Entities" when discussing the timeline of the negotiations process in this section and elsewhere throughout the proxy statement/prospectus, particularly when discussing which entities were taken into consideration for purpose of the KPMG valuation report, fairness opinions, and underlying projections. In this regard, we note that you have generally

revised prior references to "Seven Korean Entities" to be to "Six Korean Entities," even though at the time of many of the events you discuss, K Enter's acquisition of a controlling interest in First Virtual was still contemplated. Provide additional context early in this section so that investors understand when and why there was a change from "Seven Korean Entities" to "Six Korean Entities." Your disclosure regarding the relationship between K Enter and First Virtual does not appear until the end of the section and does not adequately explain that First Virtual was originally part of the "Seven Korean Entities" and that the KPMG valuation report and first fairness opinion were premised upon its acquisition along with those of the Six Korean Entities. As one example of other disclosure that should be adjusted, revise your statements on page 18 and 32 that, "The financial projections and other financial information included in...the First Fairness Opinion and the Second Fairness Opinion...are premised on the successful acquisition of all Six Korean Entities," to make it clear that the first fairness opinion was premised on the acquisition of seven entities, including First Virtual.

20. We reissue prior comment 28 in part. Explain in detail how a $610 million valuation for K Enter was reached. Your disclosure continues to state that the $610 million valuation was first proposed in a term sheet presented by Global Star on April 9, 2023 and that there "was no discussion of valuation" in the immediately preceding meeting between Global Star and K Enter, but it remains unclear exactly how and when that number was reached. Your indication that the $610 million valuation was accepted by K Enter on April 11, 2023 also seems inconsistent with your statement on page 111 that K Enter proposed a valuation "closer to $1 billion" in May 2023. Provide similarly robust discussion of how the decreased merger consideration of $590 million was decided upon when the agreement between K Enter and First Virtual was terminated in March 2024. As examples only, disclose which entity proposed the $20 million decrease, how that figure was decided upon, and whether there was any negotiation around the amount. Explain why the purchase price for K Enter's acquisition of a controlling interest in First Virtual was reduced from $20 million to $8 million in January 2024, but the aggregate merger consideration was decreased by $20 million in March 2024 when acquiring a controlling interest in First Virtual became no longer probable.

21. We note the added disclosure on page 112 responsive to prior comment 30. Explain why K Enter believed in November 2023 that it would have "the opportunity...to acquire a music-focused management company...and the acquisition of a 'webtoons' company," such that updated financial projections were warranted. We also reissue the portion of the comment asking that you identify specific factors or contingencies that would affect this growth ultimately materializing.

Opinion of Global Star's Financial Advisor, page 116

22. We are unable to locate where you have made revisions in response to prior comment 31 and reissue in full. Reconcile disclosure on pages F-6, F-12, and G-14 indicating that the fairness opinions are only for the benefit of "the equity holders...of the Target's shares"

with your statement that EverEdge's opinion speaks only to the fairness of the transaction consideration to Global Star's public equity holders. Additionally, you state on pages 117 and 143 that EverEdge considered "conflicts of interest given the share ownership in K Enter of certain directors of Global Star as well as Mr. Kim being a co-founder and director of K Enter" in rendering its fairness opinions, but this is unclear from the opinions included as Annexes F and G. Remove these statements or advise.

23.   We note your response to prior comment 32 and reissue in part. Specifically elaborate on why EverEdge believed that the comparable companies selected were appropriate to use in valuing K Enter, given that many have a long operating history and market capitalization in the billions. Additionally, you have revised to provide supplemental exhibits setting forth K Enter projected financials and detailed information underlying the comparable companies and guideline transactions only with respect to the first fairness opinion. Provide the same information with respect to the second fairness opinion, as this is the one that speaks to the fairness of the revised $590 million consideration. Confirm that the projected financials underlying the second fairness opinion do not include First Virtual, and explain why companies in the CGI/VFX sector continued to be used as comparable companies given the elimination of First Virtual as a probable acquisition target.

Business of K Enter, page 157

24.   We note mention of several new agreements throughout the proxy statement/prospectus. For example, you state that an agreement between Play Company and SM Entertainment Co., Ltd. was entered into in December 2023, and page 110 states that, "currently three of the four studios have a contract with Netflix to produce K dramas." Additionally, on page 196 you state that K Enter's income has been "driven by its new agreement...for the videography service for the television programs." Revise to clearly identify these agreements, including the counterparties to the agreements and the material terms of these agreements where appropriate in your business disclosure, and file them as exhibits to the registration statement. Refer to Item 601(b)(10). Please remove the references to embedded "link(s) to the agreement" on page 33 and file all material contracts as exhibits instead.

Capabilities and the Six Korean Entities to be acquired, page 175

25.   We note your response to prior comment 36 and reissue in part. Elaborate on the nature of the rights created by the Equity Pledge Agreements with certain shareholders of the Six Korean Entities and how they enable K Enter to exercise "de facto" or "effective" control over the entities. In this regard, your added disclosure that the shareholders of the entities, as pledgors, will "retain all voting and economic rights with respect to the pledged equity interests" makes it more unclear how the agreements operate to "guarantee the performance" of the entities under the respective share purchase agreements.

K Enter's Relationship with First Virtual Lab, Inc. ("First Virtual"), page 185

26.   Revise to provide additional information on the Prototype Lawsuits and specific terms of the "option to compel K Enter to acquire a 51% equity interest in First Virtual" that is retained by Sungkwon Kim and King Bear Film LLC. For example, address whether this option has an expiration date, the nature and stage of the lawsuits against First Virtual, and the basis for your statement that the acquisition of a controlling interest in First Virtual is "not probable." In this regard, we note that while the definition of "re-purchase" in the Termination Agreement and Re-purchase Option Agreement filed as Exhibit 10.44 contemplates that the lawsuits would have to be resolved by final judgment or mutually agreed settlement "in a manner satisfactory to [K Enter] as determined...at its sole discretion," the definition goes on to state that this must be "based on what is considered legally and commercially reasonable." Make conforming revisions where you discuss the relationship between K Enter and First Virtual on page 113.

27.   In light of your representation that acquisition of a controlling interest in First Virtual is "not probable," please remove the disclosure in this section discussing First Virtual's capabilities and future plans, or better contextualize it for investors by explaining that these abilities and plans are not expected to contribute to K Enter's business operations. Specifically, please either remove the statement regarding an "exclusive strategic partnership in Asia with Monolith Studios," or make revisions to the disclosure that are responsive to prior comment 37.

Unaudited Pro Forma Condensed Combined Financial Information, page 247

28.   Similar to the table in note 5.A of the notes to the unaudited pro forma condensed combined financial statement or in another clear fashion, please disclose how the aggregate $590.0 million consideration is allocated. Refer to Rule 11-02(11)(ii)(A) of Regulation S-X, as guided by Item 5 of Form F-4.

Security Ownership of Certain Beneficial Owners, page 298

29.   We reissue prior comment 40, as you continue to provide in this section tabular beneficial ownership disclosure only with respect to Global Star before the business combination. Revise to provide comparable tabular disclosure of the beneficial ownership of PubCo following the business combination, presenting ownership amounts and percentages under varying redemption scenarios. Refer to Item 18(a)(5)(ii) of Form F-4, which requires with respect to the registrant (i.e., PubCo) the information required by Item 6 of Schedule 14A, including beneficial ownership disclosure pursuant to Item 403 of Regulation S-K.

Financial Statements, page F-1

30.   Please review the financial statements for all entities in the filing for compliance with Item 8.A.4 and 5 of Form 20-F and update the historical financial statements and pro forma information as appropriate.

31.   Refer to your response to prior comment 45. We note the index to the financial statements on page F-1 in two places refers to "Global Star Acquisition Corp." The filing also refers to "Global Star Acquisition, Inc." and "Global Star Acquisition Inc." If these all refer to the same company, please revise to use one name for consistency. If these are not the same company, please advise.

General

32.   There appear to remain uncertainties regarding the nature of the combined entity in which Global Star's shareholders will hold an interest upon consummation of the business combination. While you represent that the closing of the acquisitions of all Six Korean Entities will occur following effectiveness of the registration statement but before Global Star's shareholders are asked to vote at the special meeting, Play Company and Solaire Partners continue to be the only entities whose successful acquisitions are conditions to closing under the merger agreement. Additionally, we note your statement on page 108 that, "In the event K Enter does not acquire a controlling interest in any of the remaining five companies, then Global Star and K Enter have a mutual understanding that [they] will adjust the base consideration to be paid to K Enter in the planned business combination," which suggests that the purchase price could change following effectiveness of this registration statement. Further, we note that the shareholders of First Virtual retain an option to compel K Enter to acquire a controlling interest under certain circumstances, although we take note of your representation that the acquisition is "not probable." In light of this, explain in your response the consideration you have given to revising and recirculating the proxy statement/prospectus prior to the special meeting if anything apart from the successful completion of the six acquisitions will have occurred at the time of such meeting. If you do not plan to do so, explain why you think this is appropriate. Additionally, explain to us whether you intend to recirculate and resolicit the shareholder vote if there is any change to the entities which will be acquired or the base consideration from that which was disclosed at the time shareholders approved the proposals. We also note that the acquisition of Play Company and Solaire Partners appears to be a waivable condition. Please indicate if you intend to recirculate the proxy statement and resolicit stockholder approval, as applicable, in the event of such a waiver. We may have further comments and request additional disclosure once we review your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Andy Tucker